THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

August 30, 2010

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments received on Wednesday, August 4, 2010 with respect to Post-Effective Amendment No. 144 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Toreador Large Cap Fund (the “Fund”).  Our responses to your comments are set forth below.

Comment:  In the Summary Prospectus, include a statement that the Expense Example only reflects the fee waiver for the first year.

Response:  We have revised the narrative portion of the Expense Example to include the following disclosure:

Only the one-year number shown below reflects the adviser’s agreement to waive fees/reimburse Fund expenses for the coming year.

Comment:  Although the SEC Name Rule does not specifically address the name “Large Cap,” the SEC Staff informally has taken the position that “Large Cap” companies are those having a market capitalization of at least $7 to $10 billion at the time of purchase.  Under “Principal Investment Strategies” in the Fund’s Summary and Statutory Prospectus, revise the adviser’s definition of large cap accordingly.

Response:  We have revised “Principal Investment Strategies” in the Fund’s Summary and Statutory Prospectus as follows:

The Fund invests primarily in equity securities of large capitalization companies, which the Fund’s adviser, Toreador Research & Trading LLC, defines as any company:

•	included in the S&P 500© Index, or
•	included in the Russell 1000© Index, ~~or~~and
•	with a market capitalization greater than $~~5~~7 billion at the time of purchase.
Comment:  Please clarify the fifth paragraph under “Principal Investment Strategies” in the Fund’s Summary and Statutory Prospectus.

Response:  As requested, we have revised this paragraph as follows:

  The  Fund seeks to diversify its investments across a broad spectrum of economic sectors in an attempt to reduce portfolio volatility and investment risk without sacrificing potential returns. In selecting securities within a particular economic sector, the adviser’s goal is to identify companies that it believes have the potential for superior performance within each sector.

Comment:  If high portfolio turnover is not a risk, please delete the Portfolio Turnover Risk in the Principal Risk section of the Summary and Statutory Prospectus.

Response:  The Fund’s portfolio turnover for the past two years has been less than 100%, and the Fund’s adviser estimates that portfolio turnover during the coming year likely will be approximately 50%.  As a result, the Fund’s adviser had determined that high portfolio turnover is not a principal risk of investing in the Fund.  As a result, we have deleted the Portfolio Turnover Risk and any cross-reference thereto.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will revise promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren